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                                                          EXHIBIT 99.(a)(5)(ii)

                         CONTACT: David H. Sternblitz
                                  Senior Director, Investor and Public Relations
                                  (972) 580-5047

              ZALE CORPORATION ANNOUNCES COMPLETION OF A FIVE-YEAR
                          $500 MILLION CREDIT FACILITY

         DALLAS, Texas, July 24, 2003 - Zale Corporation (NYSE:ZLC), the largest specialty retailer of fine jewelry in North America, today announced the Company has entered into a five-year $500 million secured revolving credit facility. The new facility is secured largely by inventory. Fleet National Bank, as administrative agent, leads a syndicate of lenders in replacing an existing $225 million unsecured facility.

         The completion of the new credit facility had been a condition to the Company's previously announced tender offer to purchase up to 6.4 million shares of its outstanding common stock at a price not greater than $48.00 per share and not less than $42.00 per share. This condition has now been satisfied. The Company expects to use cash on hand as well as borrowings under the new credit facility to complete the tender offer.

         Bear, Stearns & Co. Inc. is the dealer-manager for the tender offer, and Morrow & Co., Inc. is the information agent for the tender offer. Any questions concerning the tender offer may be directed to Bear, Stearns & Co. Inc. at (866) 897-6798, or to Morrow & Co., Inc. at (212) 754-8000. Copies of
the Offer to Purchase and other documents describing the terms of the tender offer and Transmittal Letter for use in making tenders may be obtained from Morrow & Co., Inc. The Offer to Purchase, Transmittal Letter and related documents were mailed to stockholders of record as of July 1, 2003, and were made available for distribution to beneficial owners.

         The Company, its board of directors, Bear, Stearns & Co. Inc. and Morrow & Co., Inc. are not making any recommendation to stockholders as to whether to tender shares or as to what price at which to tender. Stockholders must decide how many shares they will tender, if any, and the price, within the stated range, at which they will offer shares for purchase.


                                     -more-

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         Zale Corporation is North America's largest specialty retailer of fine jewelry operating approximately 2,265 retail locations throughout the United States, Canada and Puerto Rico, as well as online. Zale Corporation's brands include Zales Jewelers, Zales Outlet, Zale Direct at www.zales.com, Gordon's Jewelers, Bailey Banks & Biddle Fine Jewelers, Peoples Jewellers, Mappins Jewellers and Piercing Pagoda. Additional information on Zale Corporation and its brands is available on the Internet at www.zalecorp.com.

This release contains forward-looking statements regarding the Company's anticipated financing of its previously announced tender offer. These forward-looking statements are not guarantees of future results and a variety of factors could cause actual results to differ materially from those suggested by these forward looking statements. Such factors include, among others, the number of shares tendered in the tender offer and the prices at which such shares are tendered in the tender offer, the number of shares and price at which the Company purchases shares in the tender offer, the timing of completion of the tender offer and the Company's anticipated cash needs following the tender offer. The Company disclaims any obligation to update or revise publicly or otherwise any forward-looking statements to reflect subsequent events, new information or future circumstances.


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